Mail Stop 4561

August 4, 2006

Lisa M. Dillon
Vice Chairman
Vail Banks, Inc.
P.O. Box 6580
0015 Benchmark Road, Suite 300
Avon, Colorado 81620-6580

RE: Vail Banks, Inc.
    Schedule 14A, amendment number 1
    Filed on August 2, 2006
    File Number 0-25081

Dear Ms. Dillon:

    We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

General

1. Please include in the proxy statement the projections you provided to U. S. Bancorp.

* * * * *

Closing Comments

      As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      If you have any questions please contact David Lyon at 202-551-3421, or me at 202-551-3698.

      Sincerely,

      Mark Webb
      Legal Branch Chief

By FAX: Rob Mintz
      Fax number 303-899-7333